EXHIBIT 21.01

SUBSIDIARIES OF MSC INDUSTRIAL DIRECT CO., INC.

ATS Industrial
CORPORATION	STATE OF INCORPORATION
Sid Tool Co., Inc.	New York
Primeline International, Inc.	New York
MSC Services Corp.	New York
Swiss Precision Instruments Inc.	California
J&L America, Inc.	Michigan
MSC Acquisition Corp VI	New York
MSC Contract Management, Inc.	New York
MSC Foreign Properties Corporation	Delaware
American Specialty Grinding Co., Inc.	Massachusetts
MSC Acquisition Corp VII	New York
Mission Real Estate Acquisition Company	Delaware
MSC Industrial Supply ULC	Canada
MSC Acquisition Corp III	New York
Deco Tool, an MSC Company, LLC	Delaware
Accurate Holding Inc.	Delaware
Accurate Component Sales Inc.	Minnesota
All Tool Sales Inc.	Wisconsin
Great Lake Fasteners Corporation	Michigan
MSC Acquisition Subsidiary LLC	Delaware